Exhibit 99.1
Ctrip Reports First Quarter 2011 Financial Results
Shanghai, China, May 16, 2011 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced its unaudited financial results for the quarter ended March 31, 2011.
Highlights for the First Quarter of 2011
•
Net revenues were RMB765 million (US$117 million) for the first quarter of 2011, up 30% year-on-year. In the first quarter of 2011, Wing On Travel and ezTravel contributed 7% for the year-on-year growth for net revenues.

•	Gross margin was 78% for the first quarter of 2011, remained consistent with that in the same period in 2010.
•
Income from operations was RMB263 million (US$40 million) for the first quarter of 2011, up 34% year-on-year. Excluding share-based compensation charges (non-GAAP), income from operations was RMB333 million (US$51 million), up 28% year-on-year.

•
Operating margin was 34% for the first quarter of 2011, compared to 33% in the same period in 2010. Excluding share-based compensation charges (non-GAAP), operating margin was 44%, remained consistent with that in the same period in 2010.

•
Net income attributable to Ctrip’s shareholders was RMB235 million (US$36 million) in the first quarter of 2011, up 23% year-on-year. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB305 million (US$47 million), up 20% year-on-year.

•
Diluted earnings per ADS were RMB1.54 (US$0.24) for the first quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.01 (US$0.31) for the first quarter of 2011.

•	Share-based compensation charges were RMB70 million (US$11 million), accounting for 9% of the net revenues, or RMB0.46 (US$0.07) per ADS for the first quarter of 2011.

“Following a successful 2010, the Ctrip team has once again achieved strong results in the first quarter of 2011,” said Min Fan, Ctrip President and Chief Executive Officer. “Our team has worked diligently to extend our leadership and further gain market share through excellent customer service, strong strategic partnerships, the adoption of advanced technologies, and innovative value-added products. All of our hard work has empowered our team to make the most of the opportunities ahead of us.”

First Quarter 2011 Financial Results
For the first quarter of 2011, Ctrip reported total revenues of RMB814 million (US$124 million), representing a 30% increase from the same period in 2010. Total revenues for the first quarter of 2011 decreased by 3% from the previous quarter.
Hotel reservation revenues amounted to RMB310 million (US$47 million) for the first quarter of 2011, representing a 23% increase year-on-year, primarily driven by an increase of 20% in hotel reservation volume and an increase of 3% commission per room night year-on-year. Hotel reservation revenues decreased by 14% quarter-on-quarter due to seasonality.

Air ticket booking revenues for the first quarter of 2011 were RMB326 million (US$50 million), representing a 23% increase year-on-year, primarily driven by a 20% increase in air ticketing sales volume and a 3% increase in commission per ticket year-on-year. Air ticket booking revenues increased 2% quarter-on-quarter.
Packaged-tour revenues for the first quarter of 2011 were RMB125 million (US$19 million), representing a 74% increase year-on-year due to the increase of leisure travel volume. Wing On Travel and ezTravel contributed 54% for the year-on-year growth for packaged-tour revenues. Packaged-tour revenues increased 24% quarter-on-quarter, primarily due to the increased travel demand in the first quarter of 2011.
Corporate travel revenues for the first quarter of 2011 were RMB31 million (US$5 million), representing a 20% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues decreased 12% quarter-on-quarter due to the decreased business activities during Chinese New Year.
For the first quarter of 2011, net revenues were RMB765 million (US$117 million), representing a 30% increase from the same period in 2010. Net revenues for the first quarter of 2011 decreased by 3% from the previous quarter due to seasonality. In the first quarter, Wing On Travel and ezTravel contributed 7% for the year-on-year growth for net revenues.
Gross margin was 78% in the first quarter of 2011, remained consistent with that in the same period in 2010 and in the previous quarter.
Product development expenses for the first quarter of 2011 increased by 29% to RMB130 million (US$20 million) from the same period in 2010 and increased by 8% from the previous quarter, primarily due to an increase in product development personnel and share-based compensation charges. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 14% of the net revenues, remained consistent with that in the same period in 2010 and increased from 13% in the previous quarter.
Sales and marketing expenses for the first quarter of 2011 increased by 32% to RMB125 million (US$19 million) from the same period in 2010, primarily due to the increase in sales and marketing related activities. Sales and marketing expenses for the first quarter of 2011 decreased by 2% from the previous quarter. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 15% of the net revenues, remained consistent with that in the same period in 2010 and in the previous quarter.
General and administrative expenses for the first quarter of 2011 increased by 23% to RMB82 million (US$13 million) from the same period in 2010, primarily due to an increase in administrative personnel. General and administrative expenses for the first quarter of 2011 increased by 6% from the previous quarter due to the increase in share-based compensation charges. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 5% of the net revenues, remained consistent with that in the same period in 2010 and in the previous quarter.

Income from operations for the first quarter of 2011 was RMB263 million (US$40 million), representing an increase of 34% from the same period in 2010 and a decrease of 10% from the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB333 million (US$51 million), representing an increase of 28% from the same period in 2010 and a decrease of 5% from the previous quarter.
Operating margin was 34% in the first quarter of 2011, compared to 33% in the same period in 2010, and 37% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 44%, remained consistent with that in the same period in 2010 and decreased from 45% in the previous quarter.
The effective tax rate for the first quarter of 2011 was 21%, increased from 12% in the same periods of 2010, primarily due to certain tax benefit granted by the local tax bureau in the first quarter of 2010. The effective tax rate for the first quarter of 2011 increased from 19% in the previous quarter, primarily due to the increase in the amount of non tax-deductible share-based compensation as a percentage to our income as a whole.
Net income attributable to Ctrip’s shareholders for the first quarter of 2011 was RMB235 million (US$36 million), representing a 23% increase from the same period in 2010 and a 22% decrease from the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB305 million (US$47 million), representing an increase of 20% from the same period in 2010 and a decrease of 16% from the previous quarter.
Diluted earnings per ADS were RMB1.54 (US$0.24) for the first quarter of 2011. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB2.01 (US$0.31) for the first quarter of 2011.
As of March 31, 2011, the balance of cash, restricted cash and short-term investment was RMB3.6 billion (US$546 million).
Business Outlook
For the second quarter of 2011, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 15%-20%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.
Conference Call
Ctrip’s management team will host a conference call at 9:00PM U.S. Eastern Time on May 16, 2011 (or 9:00AM on May 17, 2011 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.
The dial-in details for the live conference call: U.S. Toll Free Number +1.888.680.0892, International dial-in number + 1.617.213.4858, Passcode 34995341. For pre-registration, please click https://www.theconferencingservice.com/prereg/key.process?key=PKECHJPL8.
A telephone replay of the call will be available after the conclusion of the conference call through May 24, 2011. The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 12127058.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Stock Compensation” for 2011 and 2010. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.
Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future.
Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: iremail@ctrip.com

Ctrip.com International, Ltd.
Consolidated Balance Sheet Information

	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash	2,153,935,111	2,049,804,216	313,028,453
Restricted cash	224,179,126	228,053,355	34,826,345
Short-term investment	1,178,278,063	1,295,137,083	197,782,185
Accounts receivable, net	621,548,849	690,045,097	105,377,746
Prepayments and other current assets	355,831,117	356,304,464	54,411,750
Deferred tax assets, current	37,136,184	35,725,362	5,455,670

Total current assets	4,570,908,450	4,655,069,577	710,882,149

Long-term deposits	155,856,622	158,026,650	24,132,469
Land use rights	106,333,805	105,686,752	16,139,571
Property, equipment and software	653,678,980	638,836,798	97,557,656
Investment	1,574,230,623	1,411,152,361	215,499,040
Goodwill	758,231,441	758,231,441	115,790,578
Intangible assets	296,964,092	294,960,785	45,043,872

Total assets	8,116,204,013	8,021,964,364	1,225,045,335

LIABILITIES
Current liabilities:
Accounts payable	595,283,281	622,248,619	95,024,452
Salary and welfare payable	159,258,508	118,734,975	18,132,183
Taxes payable	161,772,241	150,941,724	23,050,521
Advances from customers	595,737,152	455,574,918	69,571,479
Accrued liability for customer reward program	121,319,301	130,073,077	19,863,640
Other payables and accruals	247,528,032	155,251,257	23,708,636

Total current liabilities	1,880,898,515	1,632,824,570	249,350,911

Deferred tax liabilities, non-current	45,382,710	45,227,392	6,906,738

Total liabilities	1,926,281,225	1,678,051,962	256,257,649

SHAREHOLDERS’ EQUITY
Share capital	2,926,132	2,930,063	447,454
Additional paid-in capital	3,073,551,037	3,158,230,054	482,297,704
Statutory reserves	93,384,908	93,384,908	14,260,939
Accumulated other comprehensive income	198,972,084	31,651,310	4,833,516
Retained Earnings	2,734,858,610	2,969,766,943	453,517,240

Total Ctrip’s shareholders’ equity	6,103,692,771	6,255,963,278	955,356,853

Noncontrolling interests	86,230,017	87,949,124	13,430,833

Total shareholders’ equity	6,189,922,788	6,343,912,402	968,787,686

Total liabilities and shareholders’ equity	8,116,204,013	8,021,964,364	1,225,045,335

Ctrip.com International, Ltd.
Consolidated Statement of Operations Information

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2010	December 31, 2010	March 31, 2011	March 31, 2011
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Hotel reservation	251,912,292	360,325,329	310,393,954	47,400,692
Air-ticketing	264,723,073	319,728,612	326,474,923	49,856,440
Packaged tour	71,781,013	100,625,182	124,834,012	19,063,576
Corporate travel	26,274,358	35,786,154	31,444,896	4,801,994
Others	12,514,361	18,672,214	20,959,425	3,200,743

Total revenues	627,205,097	835,137,491	814,107,210	124,323,445

Less: business tax and related surcharges	(40,483,224)	(48,010,960)	(49,584,200)	(7,572,072)

Net revenues	586,721,873	787,126,531	764,523,010	116,751,373

Cost of revenues	(128,377,508)	(169,529,242)	(164,706,899)	(25,152,620)

Gross profit	458,344,365	617,597,289	599,816,111	91,598,753

Operating expenses:
Product development *	(100,721,820)	(120,637,434)	(130,286,710)	(19,896,265)
Sales and marketing *	(94,439,324)	(126,969,302)	(124,641,801)	(19,034,223)
General and administrative *	(66,741,488)	(77,706,831)	(82,145,928)	(12,544,619)

Total operating expenses	(261,902,632)	(325,313,567)	(337,074,439)	(51,475,107)

Income from operations	196,441,733	292,283,722	262,741,672	40,123,646

Interest income	5,337,051	13,526,761	19,013,573	2,903,589
Other income	581,797	38,217,360	12,924,512	1,973,720

Income before income tax expense and equity in income	202,360,581	344,027,843	294,679,757	45,000,955

Income tax expense	(24,314,306)	(66,126,123)	(62,849,199)	(9,597,789)
Equity in income of affiliates	11,236,298	24,521,408	4,796,882	732,539

Net income	189,282,573	302,423,128	236,627,440	36,135,705

Less: Net (income) / loss attributable to noncontrolling interests	1,162,858	(149,393)	(1,719,107)	(262,527)

Net income attributable to Ctrip’s shareholders	190,445,431	302,273,735	234,908,333	35,873,178

Earnings per ordinary share
- Basic	5.53	8.43	6.55	1.00
- Diluted	5.21	7.91	6.17	0.94

Earnings per ADS
- Basic	1.38	2.11	1.64	0.25
- Diluted	1.30	1.98	1.54	0.24

Weighted average ordinary shares outstanding
- Basic	34,467,334	35,874,508	35,891,105	35,891,105
- Diluted	36,561,172	38,222,581	38,060,214	38,060,214

* Share-based compensation charges included are as follows:
Product development	15,993,081	16,695,524	19,924,207	3,042,653
Sales and marketing	8,843,140	8,158,262	10,220,801	1,560,833
General and administrative	39,386,817	35,015,075	40,223,323	6,142,560

Ctrip.com International, Ltd.
Reconciliation of GAAP and Non-GAAP Results
(In RMB, except % and per share information)

	Quarter Ended March 31, 2011
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue

Product development	(130,286,710)	17%	19,924,207	3%	(110,362,503)	14%
Sales and marketing	(124,641,801)	16%	10,220,801	1%	(114,421,000)	15%
General and administrative	(82,145,928)	11%	40,223,323	5%	(41,922,605)	5%

Total operating expenses	(337,074,439)	44%	70,368,331	9%	(266,706,108)	35%

Income from operations	262,741,672	34%	70,368,331	9%	333,110,003	44%

Net income attributable to Ctrip’s shareholders	234,908,333	31%	70,368,331	9%	305,276,664	40%

Diluted earnings per ordinary share (RMB)	6.17		1.85		8.02

Diluted earnings per ADS (RMB)	1.54		0.46		2.01

Diluted earnings per ADS (USD)	0.24		0.07		0.31

	Quarter Ended December 31, 2010
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
Product development	(120,637,434)	15%	16,695,524	2%	(103,941,910)	13%
Sales and marketing	(126,969,302)	16%	8,158,262	1%	(118,811,040)	15%
General and administrative	(77,706,831)	10%	35,015,075	4%	(42,691,756)	5%

Total operating expenses	(325,313,567)	41%	59,868,861	8%	(265,444,706)	34%

Income from operations	292,283,722	37%	59,868,861	8%	352,152,583	45%

Net income attributable to Ctrip’s shareholders	302,273,735	38%	59,868,861	8%	362,142,596	46%

Diluted earnings per ordinary share (RMB)	7.91		1.57		9.47

Diluted earnings per ADS (RMB)	1.98		0.39		2.37

Diluted earnings per ADS (USD)	0.30		0.06		0.36

	Quarter Ended March 31, 2010
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenue	Compensation	Revenue	Result	Revenue
Product development	(100,721,820)	17%	15,993,081	3%	(84,728,739)	14%
Sales and marketing	(94,439,324)	16%	8,843,140	2%	(85,596,184)	15%
General and administrative	(66,741,488)	11%	39,386,817	7%	(27,354,671)	5%

Total operating expenses	(261,902,632)	45%	64,223,038	11%	(197,679,594)	34%

Income from operations	196,441,733	33%	64,223,038	11%	260,664,771	44%

Net income attributable to Ctrip’s shareholders	190,445,431	32%	64,223,038	11%	254,668,469	43%

Diluted earnings per ordinary share (RMB)	5.21		1.76		6.97

Diluted earnings per ADS (RMB)	1.30		0.44		1.74

Diluted earnings per ADS (USD)	0.19		0.06		0.26
Notes for all the financial schedules presented:
Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.5483 on March 31, 2011 published by the Federal Reserve Board.
Note 2: Effective on January 21, 2010, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary share to four (4) ADSs representing one (1) ordinary share. The change is reflected retroactively in the numbers for all the periods presented above.